Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of SMTC Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-167063) on Form S-8, the registration statement (No. 333-116986) on Form S-3, and the registration statement (No. 333-114500) on Form S-1 of SMTC Corporation of our report dated March 27, 2013, with respect to the consolidated balance sheets of SMTC Corporation as of December 30, 2012 and January 1, 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the periods from January 2, 2012 to December 30, 2012, January 3, 2011 to January 1, 2012 and January 4, 2010 to January 2, 2011, which report appears in the December 30, 2012 annual report on Form 10-K of SMTC Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2013